Exhibit 99.1

TSX:           JE; NYSE:  JE
•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Second Quarter Fiscal 2015 Results
Achieves net customer additions of 67,000 and Base EBITDA growth of 12%
Reaffirms fiscal 2015 guidance

TORONTO, ONTARIO - - November 13, 2014 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced results for its second quarter of fiscal 2015.

Key Q2 Highlights:

•	Customer additions of 354,000 increased 9% from 324,000 a year earlier. Year-to-date additions up 16%.

•	Net additions of 67,000, increased 235% from 20,000 a year earlier. Year-to-date net additions up 94%.

•	Total customer base grew to 4.6 million, increased 7% year over year.

•	Gross Margin of $132.5 million, increased 17% year over year.

•	Base EBITDA from continuing operations of $31.7 million, increased 12% year over year. Year-to-date Base EBITDA up 26%.

•	Base Funds from continuing operations of $23.8 million, increased 1% year over year. Year-to-date Base Funds from operations up 16%.

•	Payout ratio on Base Funds from operations based on the current annual $0.50 dividend was 79% based on the last 12-month period.

•	Reaffirms fiscal 2015 guidance range of $163 million to $173 million of Base EBITDA.

Financial highlights
For the three months ended September 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$918,260	10%	$833,710
Gross margin	132,515	17%	113,515
Administrative expenses	38,246	30%	29,354
Selling & marketing expenses	53,088	13%	46,805
Finance costs	18,700	13%	16,600
Loss from continuing operations1	(94,255)	NMF2	(111,810)
Loss from discontinued operations	(40,901)	NMF2	1,578
Loss1	(135,156)	NMF2	(110,232)
Loss per share from continuing operations available to shareholders - basic	(0.67)		(0.79)
Loss per share from continuing operations available to shareholders - diluted	(0.67)		(0.79)
Dividends/distributions	18,622	(40)%	30,850
Base EBITDA from continuing operations2	31,734	12%	28,257
Base Funds from continuing operations2	23,756	1%	23,472
Payout ratio on Base Funds from continuing operations	78%		131%

For the six months ended September 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$1,739,309	11%	$1,561,766
Gross margin	255,905	17%	219,449
Administrative expenses	71,262	20%	59,162
Selling & marketing expenses	108,295	11%	97,647
Finance costs	37,471	12%	33,445
Loss from continuing operations1	(139,998)	NMF2	(151,379)
Loss from discontinued operations	(34,072)	NMF2	(665)
Loss1	(174,070)	NMF3	(152,044)
Loss per share from continuing operations available to shareholders - basic	(0.98)		(1.07)
Loss per share from continuing operations available to shareholders - diluted	(0.98)		(1.07)
Dividends/distributions	49,555	(20)%	61,606
Base EBITDA from continuing operations2	61,920	26%	48,981
Base Funds from continuing operations2	39,346	16%	33,871
Payout ratio on Base Funds from continuing operations	126%		182%
Embedded gross margin2	1,755,200	7%	1,637,200
Total customers (RCEs)	4,604,000	7%	4,322,000

1Loss for the year includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2Not a meaningful figure

“Our second-quarter results demonstrate the health of our core retailing business and the value proposition we present to our growing customer base. We executed well against our strategy and the business delivered promising gross and net customer additions while simultaneously increasing gross margins by double-digits in both the Consumer and Commercial divisions,” commented Co-CEO Deb Merril. “We achieved record second-quarter gross customer additions and our net additions for the first half of 2015 have now increased 94% over the first half of fiscal 2014. We believe these trends underscore the health of our core business as well as our prospects for continued growth. Profitability has improved as a result of our successful strategy of adding and replacing customers at higher margin profiles in both our Consumer and Commercial business divisions, which increased gross margins 13% and 27%, respectively, compared to the second quarter of last year.”

Co-CEO James Lewis added: “We are encouraged by the positive trends beginning to take hold as a result of our focus on operational improvements. Our attrition and renewal rates saw slight improvements during the quarter, aiding our overall growth. We also continue to be successful in our channel diversification efforts. Our new sales channels and, in particular, our online sales performed ahead of expectations. Where we were once entirely dependent on the door to door channel, this quarter saw only 22% of our new additions from that source, a decrease from 31% a year earlier and a trend we can continue to build upon. As a new management team, one of our key priorities has been to profitably manage the transition and we are proud of the success reflected in our results this quarter.”

“We continue to move forward with the de-levering of our balance sheet. We have closed the sale of the commercial solar business and are proceeding with the sale of National Home Services. Upon closing, the proceeds will considerably reduce our debt and further improve our payout ratio. To that end, for the first time since our conversion from an Income Trust, based on our current $0.50 annual dividend and continuing operations, our payout ratio would have been less than 100% at 79% for the last 12 months. We remain committed to achieving a target payout of 65% or less through a combination of debt reduction and further growth.”

Second Quarter Operating Performance

The second quarter financial results showed continued growth both in customers and a focus on the profitability of those customers. The net customers added in this and past quarters resulted in a 7% growth year over year in the customer base and a 7% growth in embedded gross margin from those customers.

Adding Customers

Customer additions in the second quarter were 354,000, 9% more than the second quarter of fiscal 2014. Net additions were 67,000, for the quarter up 235% from a year earlier. Year to date, 795,000 customer additions have resulted in net additions of 194,000, up 94% from a year earlier. The overall customer base grew to 4.6 million, up 7% from a year earlier.

New additions were generated from all sales channels with 180,000 new commercial customers, up 13% from the 160,000 added in the second quarter of fiscal 2014. Consumer additions totaled 174,000, up 6% from 164,000 added in the prior comparable quarter. With record sales year to date, total outstanding customer complaints remain at 1.4 per 10,000 customers, well below the Company’s target of not more than 5 complaints for every 10,000 customers.

Customer aggregation

	July 1,			Failed to	Sept 30,	% increase	Sept 30,	% increase
	2014	Additions	Attrition	renew	2014	(decrease)	2013	(decrease)
Consumer Energy
Gas	734,000	46,000	(42,000)	(11,000)	727,000	(1)%	771,000	(6)%
Electricity	1,208,000	128,000	(91,000)	(25,000)	1,220,000	1%	1,206,000	1%
Total Consumer RCEs	1,942,000	174,000	(133,000)	(36,000)	1,947,000	0%	1,977,000	(2)%
Commercial Energy
Gas	204,000	15,000	(3,000)	(8,000)	208,000	2%	205,000	1%
Electricity	2,391,000	165,000	(43,000)	(64,000)	2,449,000	2%	2,140,000	14%
Total Commercial RCEs	2,595,000	180,000	(46,000)	(72,000)	2,657,000	2%	2,345,000	13%
Total Energy Marketing RCEs	4,537,000	354,000	(179,000)	(108,000)	4,604,000	1%	4,322,000	7%

Maintaining Customers

The combined attrition rate for Just Energy was 15% for the trailing 12 months ended September 30, 2014, down 1% from attrition reported in the first quarter. Consumer attrition (27%) decreased by 1% from the first quarter while commercial attrition (6%) remained unchanged.

Attrition is and will remain a key driver of the Company’s financial success. Consumer attrition rates remain high. This has been highly correlated to “bill shock” as consumers on fixed prices saw consumption rise sharply during the prior cold winter resulting in much higher than expected bills. Current gas price volatility and expectations for higher electricity prices should both contribute to a possible reduction in attrition in future periods.

Renewal rates improved slightly versus that reported in the first quarter with Consumer renewals unchanged at 75% and commercial renewals up 1% to 64% on a trailing 12-month basis. This indicates continued satisfaction with the Company’s products and services. Commercial renewals are often subject to competitive bid and will inevitably be more volatile than consumer renewals. Overall management sees stability in renewals at around current levels.

Profitability

Just Energy had significantly improved operating results in the three and six months ended September 30, 2014 compared to fiscal 2014. Note that all comparisons to prior periods exclude the results of National Home Services and Hudson Energy Solar due to its current classification as discontinued operations. Gross margin for the quarter was $132.5 million, up 17% from $113.5 million in fiscal 2014. Year to date, gross margin is $255.9 million, up 17% from the prior comparable period. Second quarter Base EBITDA from continuing operations was $31.7 million, up 12% from $28.2 million in the prior comparable period. Year-to-date Base EBITDA is $61.9 million, up 26% versus fiscal 2014. Base Funds from continuing operations for the second quarter was $23.8 million, up 1% from $23.5 million a year earlier. Year to date, Base FFO is $39.3 million up 16% versus fiscal 2014.

Based on the first two quarters, Base EBITDA growth from continuing operations is 26%.  The 16% increase in Base Funds from operations year-to-date generates, based on the current $0.50 annual dividend, a pro-forma payout ratio of 79% over the past 12 months, tracking toward the Company’s goal to reduce its payout ratio toward its long term target range of below 65%. The Company’s payout ratio has been well above 100% for the past several years.

The following factors drove quarterly profitability in the second quarter:

•
The 7% year over year growth in customers led to a 17% increase in gross margin. This reflects the fact that the annual margin on customers added or renewed exceeded the annual margin on customers lost. This fiscal 2015 result to date reverses a longstanding downward trend on margins. In addition, gross margin increased as a result of lower electricity balancing costs compared to a year earlier. Embedded margin in the customer base grew 7% as well, reflecting the higher number of customers and a higher U.S. dollar exchange rate.

•
Despite a 2% decrease in the Consumer customer base, Consumer margin rose 13%. Consumer customers added or renewed in the quarter were at higher margins ($188 per year) than the margin on customers lost ($183 per year).

•
Commercial division margins were up 27% reflecting a 13% increase in customers. Margins on new and renewed customers were $80 per year up sharply from a year earlier and higher than the $73 on customers lost during the period. The higher margin is a conscious decision by management to reduce low margin commercial business and focus on more profitable customer segments.

•
The 30% increase in administrative expenses seen year over year in the second quarter compares to the 7% increase in customer base. The guidance provided by management for fiscal 2015 anticipated administrative costs growing more rapidly than margin for the year. On October 8, 2014, Just Energy announced that a jury in the Federal Court of the Northern District of Ohio reached a verdict supporting the plaintiffs’ class and collective action in the Hurt, et al vs Commerce Energy, Inc. et al lawsuit. Just Energy disagrees with the result and strongly believes it complied with the law and plans on appealing. Over and above the expected administrative cost increase were current and provisioned future legal costs related to the Hurt action and a provision against any eventual award. These expenses added approximately $4 million to second quarter administrative costs.

•
Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $53.1 million, an increase of 13% from $46.8 million in the second quarter of fiscal 2014. This was higher than the 9% increase in customers added. The difference is due to higher amortization of contract initiation costs related to commercial contracts signed in prior periods where commissions were advanced upfront. There are also a growing number of Consumer division customers generated by online sales channels where commissions are paid on a residual basis as the customer flows rather than upfront.

•
Year to date, bad debt amounted to 2.3% of relevant sales, up from 2.1% in the comparable period of fiscal 2014 and down from the 2.4% reported in the first quarter, all of which are within the target range of 2%-3%.

Base Funds from operations was up 1% in the second quarter compared to a year earlier, less than the increase in Base EBITDA. There were two major components to this slower growth. The first is a $2.7 million increase in the income tax provision. This is due largely to the settlement of prior period audits in the quarter. The Company expects only nominal cash taxes for the remainder of fiscal 2015. Finance cost were $18.7 million, up from $16.6 million a year earlier but down slightly from the first quarter of fiscal 2015. These charges will remain in this range until the closing of the NHS sale and the related reduction of continuing debt.

Outlook

We have provided fiscal 2015 guidance of $163 million to $173 million in Base EBITDA proforma the sale of NHS.  We have had strong results to date. As you are aware, the third and fourth quarters contribute the large majority of our Base EBITDA.

Debt reduction remains a clear priority of management. Based on the selling price of National Home Services, the Company believes total debt will be below the target ratio of four times EBITDA on the closing of these transactions. Management expects continued reductions in debt going forward. Because of factors beyond Just Energy control, the closing date of the National Home Services sale is not certain due to the continuing regulatory review. However, we are optimistic for a closing in the coming months.

Just Energy retains a strong interest in participating in the sale of solar energy to residential homeowners. The Company is exploring non-capital-intensive methods of offering residential solar and will provide shareholders with regular updates as to progress as it continues to review possible options for entry into this market.

Earnings Call

The Company will host a conference call and live webcast to review the second quarter results beginning at 2:00 PM eastern standard time on Thursday November 13, 2014 followed by a question and answer period. Those who wish to participate in the conference call may do so by dialing 1-866-229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link: http://event.onlineseminarsolutions.com/r.htm?e=878972&s=1&k=3E40F17182BCD2ADF358695F81CA0C92

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, TerraPass and Tara Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to the closing of the sale of NHS and the anticipated benefits thereof, as well as customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the sale of NHS or the working capital requirements, as well as levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com